

September 26, 2013

<u>By E-Mail</u>
Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

      Re: **Cracker Barrel Old Country Store, Inc.**
              Preliminary Proxy Statement for the Annual Meeting
              Soliciting Material under Rule 14a-12
              Filed on September 17, 2013
              Filed by Biglari Capital Corp. et al.
              File No. 1-25225

Dear Mr. Neidell:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement for the Annual Meeting</u>

1. Please revise throughout the proxy statement to disclose that the Biglari Group is no longer soliciting consents to request a special meeting.

2. Please revise to include proposal 5, the advisory vote to request that the board declare and the company pay a special cash dividend of $20, in the Biglari Group's proxy statement and proxy card, or disclose that shareholders will be disenfranchised with respect to this matter if they return the Biglari Group's proxy card. If you decide to include proposal 5, please also describe the Biglari Group's reasons for voting for or against it.

3. Please confirm that the Biglari Group will make their proxy materials available on an Internet site (other than the SEC's EDGAR website), and revise to disclose the website. Refer to Rule 14a-16 and see SEC Release 33-9108 and the Small Entity Compliance Guide: Internet Availability of Proxy Materials which can be found on our website: http://www.sec.gov/rules/final/2010/33-9108-secg.htm.

Reasons for 2 Board Seats Out of 9, page 9

4. We note the following statements:

- "…the Board should not resist our representing our interest on the Board," on page 9;
- "we see no legal or legitimate business reason to deny us a minority position on the Board," on page 10; and
- "We think it is time to end the Board's continuing resistance," on page 10.

Please revise these statements to describe how the board is resisting or denying your representation on the board, or delete these statements.

Proposal No. 1; Election of Directors, page 11

The Nominees, page 11

5. Please revise to describe the type of business conducted by Western and CCA Industries. Refer to Item 7(b) of Schedule 14A and corresponding Item 401(e) of Regulation S-K.

6. We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 2; The Company's Say on Pay Proposal, page 14

7. Please revise to explain how the current compensation implicitly lacks "a proper linkage between operating performance and compensation."

Solicitation of Proxies, page 19

8. We note that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

9. Please revise to include the expenses incurred to date, since that amount is known.

Stock Ownership of Certain Beneficial Owners and Management, page III-1

10. We note that on page 20 the disclosure states that shares are held in margin accounts and are pledged as collateral security. Please revise to indicate by footnote the amount of shares that are pledged by The Lion Fund II, L.P., as security. Refer to Item 6(d) of Schedule 14A and corresponding Item 403(b) of Regulation S-K.

Soliciting Material filed pursuant to Rule 14a-12 on September 17, 2013

11. We note the following statements which appear to impugn Cracker Barrel's character, integrity or personal reputation:

    - "I found it obvious that when you can't make solid arguments for rejecting us as board members, you resort to making up arguments" and
    - Instead you issue a press release chock full of makeshift malarkey."

    Please revise to ensure that such statements comply with Rule 14a-9. Please disclose the factual foundation for such assertions or delete the statements. Refer to Note (b) to Rule 14a-9.

12. We note the disclosure states: "We find it undeniable that Cracker Barrel's stock appreciation generally resulted from our purchasing 20% of the Company in the open market." Please revise to characterize the statement as a statement of opinion or belief and ensure that a reasonable basis exists for each opinion or belief. Please also revise to acknowledge that there may have been other factors that contributed to the stock appreciation.

13. We note the following statements:

    - "Cracker Barrel was undervalued and performing poorly before we appeared on the scene;"

- "We believe the limited factual material submitted by the Company on new-store investments puts forward data that once all expenses are factored in, new-store investments have achieved a return below the Company's cost of capital;" and
- "Every dollar that reduces debt is achieving an after-tax return of less than 3%."

Please provide supplementally to us your support for these statements relating to Cracker Barrel. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please also mark or highlight the supporting documents provided to identify the specific information upon which you rely.

14. We note the following statement: "[i]f the Company can buy our shares, it certainly has the money to issue a special dividend." Please revise to characterize the statement as your opinion or belief and describe the basis for your belief that Cracker Barrel currently has the cash to issue a special dividend of $20 per share. In this regard, please note that the factual foundation for such assertions must be reasonable.

15. Please revise to disclose the total cost of a special dividend of $20 per share and describe and quantify the financial consequences to the issuer of paying a special dividend of $20 per share. For example, address whether issuing a $20 per share dividend will have any financial consequences under any existing credit agreements.

16. We note that Cracker Barrel may need to incur additional indebtedness to finance the proposed dividend. Please revise to describe the basis for your belief that the company will be able to obtain additional financing and that the company will be able to obtain waivers under the existing credit agreement. Please also revise to address any difficulties or risks with obtaining additional financing or obtaining waivers from creditors.

17. Please refer to the following statements:

- "We believe additional debt to fund the dividend would continue to leave the Company with a margin of safety…" and
- "Moreover, the cash flow coverage, in our view, would be more in line with that of its peer group."

Please revise to explain how these statements comply with Rule 14a-9, or in the alternative, please delete these statements. Please provide us supplementally with any support for these statements and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. <u>See</u> Exchange Act Release No. 16833 (May 23, 1980).

18. We note you state: "[a]nd we hold a firm view that the shares of the Company will not fall by a corresponding $20 per share as a result of the dividend. We therefore believe that the alteration of the capital structure will be accretive to shareholder value." Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please revise to explain how these statements comply with Rule 14a-9, or in the alternative, please revise to delete the cited statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions